Exhibit (a)(5)(J)

27-CV-12-25377	Filed in Fourth Judicial District Court
12/28/2012 11:48:57 AM
Hennepin County Civil, MN

STATE OF MINNESOTA		DISTRICT COURT

COUNTY OF HENNEPIN		FOURTH JUDICIAL DISTRICT

Other Civil

DELMAR BISHOP, On Behalf of Himself and	)
All Others Similarly Situated,	)
)
Plaintiff,	)	COMPLAINT AND JURY DEMAND
)
V.	)	District Court File No.
)
GARY A. GRAVES, PHILIP H. SANFORD,	)
WALLACE B. DOOLIN, KIP R. CAFFEY,	)
CHARLES H. OGBURN, MICHAEL J.	)
TATTERSFIELD, SARAH P. CHAPIN,	)
CARIBOU COFFEE COMPANY INC., JAB	)
BEECH INC., and PINE MERGER SUB, INC.,	)
)
Defendants.	)
)

CLASS ACTION COMPLAINT

Delmar Bishop (“Plaintiff”), on behalf of himself and all others similarly situated, by his attorneys, alleges the following upon information and belief, except as to those allegations pertaining to Plaintiff which are alleged upon personal knowledge:

NATURE OF THE ACTION

1. This is a shareholder class action complaint on behalf of the holders of the common stock of Caribou Coffee Company, Inc. (“Caribou” or the “Company”) against certain officers and/or directors of Caribou (the “Board”) and other persons and entities involved in a proposed transaction through which the Company will merge with JAB Beech Inc. (“JAB”) (collectively referenced herein as the “Defendants”) for inadequate consideration.

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Hennepin County Civil, MN

2. On December 16, 2012, Caribou issued a press release announcing that it had entered into a definitive merger agreement for JAB to acquire Caribou, via a tender offer, in a deal with a total enterprise value of approximately $340 million. Under the terms of the Proposed Transaction (as defined below), Caribou common shareholders will receive $16.00 per share in cash for each Caribou share they own.

3. Specifically, pursuant to the Agreement and Plan of Merger dated December 16, 2012 (“Merger Agreement”) entered into between Caribou, JAB and Pine Merger Sub, Inc. (“Merger Sub”), JAB announced that it will commence a cash tender offer (the “Tender Offer”) to purchase all outstanding shares of Caribou common stock at a purchase price of $16.00 per share in cash, to be followed by a merger of Merger Sub and the Company.

4. On December 17, 2012, JAB commenced the Tender Offer with the filing of its Tender Offer Statement on Schedule TO (“TO”) with the Securities and Exchange Commission (“SEC”). Caribou filed a recommendation statement in connection with the Tender Offer on Schedule 14D-9 (the “Recommendation Statement”) with the SEC on the same date (the Recommendation Statement collectively with the TO, are referred herein as “the Disclosure Documents”). The Tender Offer is currently scheduled to expire at the end of the day on Wednesday, January 22, 2013, unless it is extended. Following the Tender Offer, JAB will then acquire any Caribou shares not purchased in the Tender Offer in a second-step merger, which is expected to be completed in the first half of 2013 (collectively the Tender Offer and the Second-Step Merger are referred to herein as the “Proposed Transaction”).

5. The Disclosure Documents misstate and/or omit material information regarding the Proposed Transaction that is essential to the Company’s public shareholders’ ability to make a fully informed decision on whether to tender their shares in support of the Proposed Transaction.

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Hennepin County Civil, MN

6. As described below, both the consideration to Caribou common shareholders contemplated in the Proposed Transaction and the process by which Defendants propose to consummate the Proposed Transaction, including the deficient Disclosure Documents, are fundamentally unfair to Plaintiff and the other common shareholders of the Company. The Individual Defendants’ (as defined herein) conduct constitutes a breach of their fiduciary duties owed to Caribou’s common shareholders and a violation of applicable legal standards governing the Individual Defendants’ conduct.

7. In addition, if the Proposed Transaction results in the Company’s shareholders being cashed out, the Individual Defendants will likely be absolved of their potential liability in a derivative action brought against them by shareholders on behalf of the Company.

8. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, good faith, due care and full and fair disclosure.

PARTIES

9. Plaintiff currently holds shares of common stock of Caribou and has held such shares since prior to the wrongs complained of herein.

10. Defendant Caribou is a Minnesota Corporation with its principal executive offices located at 3900 Lakebreeze Avenue North, Brooklyn Center, Minnesota 55429. Caribou is one of the leading brands of coffee companies in the United States, with a compelling multi-channel approach to their customers. Based on the number of coffeehouses, Caribou is the second largest

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company-operated premium coffeehouse operator in the United States. As of September 30, 2012, the Company had 610 coffeehouses, including 202 franchised locations, in 22 states, the District of Columbia and ten international markets. Caribou provides the highest quality of handcrafted beverages, foods and coffee lifestyle items with a unique blend of expertise, fun and authentic human connection in a comfortable and welcoming coffeehouse environment. In addition, Caribou’s unique coffees are available within grocery stores, mass merchandisers, club stores, office and foodservice providers, hotels, entertainment venues and e-commerce channels.

11. Defendant Gary A. Graves (“Graves”) has served as Non-Executive Independent Chairman of the Board of Caribou since November 12, 2007 and as a Director since August 2007.

12. Defendant Michael J. Tattersfield (“Tattersfield”) is President, Chief Executive Officer and Director of Caribou. Tattersfield has served as a Director since April 2009 and as the President and Chief Executive Officer of the Company since August 2008.

13. Defendant Kip R. Caffey (“Caffey”) has served as an Independent Director of Caribou since October 2005.

14. Defendant Sarah P. Chapin (“Chapin”) has served as an Independent Director of Caribou since August 2007.

15. Defendant Wallace B. Doolin (“Doolin”) has served as an Independent Director of Caribou since October 2005.

16. Defendant Charles H. Ogburn (“Ogburn”) has served as an Independent Director of Caribou since January 2003.

17. Defendant Philip H. Sanford (“Sanford”) has served as an Independent Director of Caribou since April 2009.

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18. Defendants Graves, Tattersfield, Caffey, Chapin, Doolin, Ogburn and Sanford are collectively referred to hereinafter as the “Individual Defendants.”

19. Defendant JAB is a Delaware corporation and a wholly owned subsidiary of Joh. A. Benckiser Group. JAB is a privately held group focused on long term investments in companies with premium brands in the Fast Moving Consumer Goods category. JAB’s portfolio includes a majority stake in Coty Inc., a global leader in beauty; a majority stake in Peet’s Coffee & Tea Inc., a premier specialty coffee and tea company; a minority stake in Reckitt Benckiser Group PLC, a global leader in health, hygiene and home products; and a minority investment in D.E Master Blenders 1753 N.V., an international coffee and tea company. JAB also owns Labelux, a luxury leather goods company with brands such as Jimmy Choo, Bally and Belstaff. The assets of the group are overseen by its three senior partners, Peter Harf, Bart Becht and Olivier Goudet.

20. Defendant Merger Sub is a Minnesota corporation and a wholly owned subsidiary of JAB (Merger Sub and JAB are sometimes collectively referred to herein as “JAB”).

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

21. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public shareholders of Caribou (“Class”) and owe Plaintiff and the other members of the Class the duties of good faith, fair dealing, loyalty and full and candid disclosure.

22. By virtue of their positions as directors and/or officers of Caribou, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence, as well as cause Caribou to engage in the practices complained of herein.

23. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with due care, including reasonable inquiry.

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24. To diligently comply with their fiduciary duties, the Individual Defendants were required to not take any action that:

(a) adversely affected the value provided to the corporation’s shareholders;

(b) contractually prohibits them from complying with or carrying out their fiduciary duties;

(c) discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

(d) will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

25. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to Plaintiff and the other public shareholders of Caribou, including their duties of loyalty, good faith, candor and independence, insofar as they, inter alia, engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the public shareholders of Caribou common stock.

CLASS ACTION ALLEGATIONS

26. Plaintiff brings this action pursuant to Rule 23 of the Minnesota Rules of Civil Procedure, individually and on behalf of the Class. The Class specifically excludes Defendants herein, and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

27. This action is properly maintainable as a class action.

28. The Class is so numerous that joinder of all members is impracticable. As of November 8, 2012, Caribou had an excess of 20 million shares of common stock outstanding. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

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29. Questions of law and fact exist that are common to the Class, including, among others:

(a) whether the Individual Defendants have fulfilled and are capable of fulfilling their fiduciary duties owed to Plaintiff and the Class;

(b) whether the Individual Defendants have engaged and continue to engage in a scheme to benefit themselves at the expense of Caribou shareholders in violation of their fiduciary duties;

(c) whether the Individual Defendants are acting in furtherance of their own self-interest to the detriment of the Class;

(d) whether Defendants have disclosed and will disclose all material facts in connection with the Proposed Transaction; and

(e) whether Plaintiff and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described herein.

30. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class, and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

31. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members, not parties to the adjudications or substantially impair or impede their ability to protect their interests.

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32. Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

A.	Background

33. Caribou was founded in 1992. Caribou is one of the leading brands of coffee companies in the United States, with a compelling multi-channel approach to their customers. Based on the number of coffeehouses, Caribou is the second largest company-operated premium coffeehouse operator in the United States. As of September 30, 2012, the Company had 610 coffeehouses, including 202 franchised locations, in 22 states, the District of Columbia and ten international markets. Caribou provides the highest quality of handcrafted beverages, foods and coffee lifestyle items with a unique blend of expertise, fun and authentic human connection in a comfortable and welcoming coffeehouse environment. In addition, Caribou’s unique coffees are available within grocery stores, mass merchandisers, club stores, office and foodservice providers, hotels, entertainment venues and e-commerce channels.

34. On May 3, 2012, Caribou reported 1Q 2012 earnings. In the first quarter, Caribou observed an increase in net sales for the quarter of $80.5 million, an increase of $8.3 million or 11.4%, from $72.3 million in the comparable quarter of 2011. Additionally, the Company reported coffeehouse sales increases of 3.7%, commercial sales increases of 49.9%, and franchise sales increases of 10.6%. However, due to recent economic conditions, including ongoing commodity pressure, the Company anticipated moderation for the remainder of 2012.

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Hennepin County Civil, MN

Defendant Tattersfield, the Company’s President and Chief Executive Officer, stated:

“As we had anticipated, our EPS was slightly down versus the year-ago pro forma result due to ongoing commodity pressure expected in the first half of the year. Looking ahead, we are excited to be launching several high quality food and beverage products in our retail coffeehouses and we continue to expand our commercial and franchise segments.”

35. In addition, Defendant Tattersfield expressed his enthusiasm for the Company’s single cup or K-cup business and the opportunities for growth and earnings for the Company’s shareholders on a long term basis:

“While the single cup business continues to experience significant growth, recent industry trends lead us to believe this business line will experience a moderation in its growth trajectory for the remainder of 2012. Therefore we are lowering our outlook for net sales as well as our expected range for EPS compared to our original guidance. We remain confident in our business and firmly believe that our multi-channel model affords us the opportunity to build sustainable success on a long term basis.” (emphasis added)

36. On August 6, 2012, Caribou reported 2Q 2012 earnings and also adjusted its 2012 fiscal outlook. Caribou reported net sales increases for the quarter of $81.1 million, or a 1.1% increase from $80.3 million in the comparable quarter of 2011.

37. Speaking on behalf of the Company, Defendant Tattersfield reported that while the short term outlook for the remainder of 2012 remained challenging, he remained optimistic about the Caribou’s long-term growth prospects:

“We were pleased to have held pro forma net income steady compared to the prior year period in the face of coffee commodity cost pressure and a lower contribution from the Keurig single-serve platform. Growth in comparable coffeehouse sales, has also now been extended to eleven consecutive quarters and benefited from our continued focus on product innovation. In addition, we also reached a new franchise milestone of 100 international coffeehouses further demonstrating the extensive popularity of Caribou Coffee outside of the U.S.”

“Although our updated projections for Caribou-branded K-cups have led us to adjust our full year outlook, we view the dynamics affecting our single-serve business as temporary challenges and remain committed to strengthening our Green Mountain relationship. More importantly, the diversification afforded to us through our multi-channel model provides us numerous levers to achieve sustainable growth in sales and profitability over the long-term.” (emphasis added)

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38. On November 8, 2012, Caribou reported its financial results for the 3Q of 2012. The Company also provided preliminary guidance for the 2013 fiscal year. Caribou reported quarterly losses of $77.2 million, a decrease of $4.2 million, or 5.2%, from $81.4 million for the comparable quarter of 2011.

39. Defendant Tattersfield, discussing the Company’s third quarter financial results, reemphasized the pressure for the Company’s earnings for the remainder of 2012, but emphasized the strength of Caribou over the long term. Defendant Tattersfield stated:

“Our third quarter performance was in-line with our expectations. We leveraged on-going product innovation and an unyielding focus on customer service to grow comparable coffeehouse sales of 3.5% in the quarter. We also opened 20 new coffeehouses in the quarter, six of which were company owned. We continue to focus on our multi-channel premium coffee business model to build the Caribou brand, and are confident in our ability to drive future growth across all of our lines of business.” (emphasis added)

40. Rather than permitting the Company’s shares to trade freely and allowing its public shareholders to reap the benefits of the Company’s increasingly positive long-term prospects, the Individual Defendants have acted for their personal benefit and the benefit of JAB as well as to the detriment of the Company’s public shareholders, by entering into the Merger Agreement.

B.	The Proposed Transaction

41. On December 16, 2012, Caribou and JAB issued a joint press release announcing that they had entered into the Merger Agreement. Under the terms of the Proposed Transaction, JAB would acquire Caribou by making the Tender Offer to acquire all of the outstanding shares of common stock of Caribou at a purchase price of just $16.00 per share.

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Hennepin County Civil, MN

42. Specifically, the press release stated:

MINNEAPOLIS, MN – December 17, 2012 – Caribou Coffee Company, Inc. (NASDAQ: CBOU), the second-largest company-owned premium coffeehouse operator in the United States based on the number of coffeehouses, and the Joh. A. Benckiser Group (JAB) announced a definitive merger agreement under which an affiliate of JAB will acquire Caribou for $16.00 per share in cash, or a total of approximately $340 million. The agreement, which has been unanimously approved by Caribou’s independent directors, represents a premium of approximately 30 percent over Caribou’s closing stock price on December 14, 2012, the last trading day prior to the announcement of the transaction.

At the close of the transaction, Caribou will continue to be operated as an independent company with its own brand, management team and growth strategy. Caribou will remain based in Minneapolis, Minnesota.

“Caribou Coffee is a great company, with dedicated people, world-class customer service, exceptionally high quality coffeehouse beverages and food and a state-of-the-art roasting facility. The employees of Caribou should feel very proud of all they’ve been able to accomplish over the years, and I look forward to continued success in Caribou’s future,” said Gary Graves, Non-Executive Chairman of Caribou.

“We anticipate the next chapter in Caribou’s journey will be filled with tremendous opportunities to grow this great brand, with new ownership,” said Michael Tattersfield, President and Chief Executive Officer of Caribou.

“Caribou has a fantastic brand and unique culture, and fits perfectly with JAB’s investment philosophy of investing in premium and unique brands in attractive growth categories like coffee,” said Bart Becht, Chairman of Joh. A. Benckiser Group. “JAB is committed to investing in Caribou as a standalone business out of Minneapolis to ensure the Company continues its current highly successful track record.”

Under the terms of the merger agreement, an affiliate of JAB will promptly commence a tender offer to acquire all of the outstanding shares of Caribou’s common stock at a price of $16.00 per share in cash. Following successful completion of the tender offer, JAB will acquire all remaining shares not tendered in the offer through a second-step merger at the same price as in the tender offer.

The consummation of the tender offer is subject to various conditions, including a minimum tender of at least a majority of outstanding Caribou shares on a fully diluted basis, the expiration or termination of the waiting periods under applicable competition laws, and other customary conditions. The tender offer is not subject to a financing condition.

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BDT Capital Partners, a Chicago-based merchant bank that provides long-term private capital solutions to closely held companies, is a minority investor in this transaction alongside JAB. In addition to BDTCP’s capital investment, BDT & Company served as a financial co-advisor to JAB with Morgan Stanley & Co. LLC. Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal advisor to JAB in this transaction. Moelis & Co LLC is serving as exclusive financial advisor to Caribou in connection with this transaction and Briggs and Morgan P.A. is acting as Caribou’s legal advisor.

43. The consideration offered to Caribou’s public stockholders in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Caribou’s common stock is materially in excess of the amount offered for those securities in the Proposed Transaction given the Company’s prospects for future growth and earnings.

44. The consideration offered to Caribou shareholders in the Tender Offer is unfair and inadequate, as it involves a premium that is well below the precedent set by similar transactions in the market. According to Reuters, the average 1-Day Prior Acquisition Premiums were between 29%-40%. Here, the premium being offered to Caribou shareholders is 30% based upon Caribou’s closing stock price on December 14, 2012, the last trading day prior to the announcement of the Proposed Transaction.

45. Accretive Capital Partners (“Accretive Capital”), a shareholder who owns 850,000 common shares of Caribou stock believed that the proposed consideration of $16.00 per share substantially undervalues Caribou stock. Instead, Accretive Capital believed that based on certain metrics Caribou’s common stock is valued upwards of $30.00-$35.00 per share.

46. Additionally, in an open letter to the Board, Richard E. Fearon Jr. (“Fearon”), managing partner of Accretive Capital, stated:

“…We at Accretive Capital Partners find ourselves utterly dismayed by the price you have accepted from Joh. A. Benckiser to sell our company.”

“At $16 per share, the price you have accepted from Benckiser on our behalf is only 0.9 times annual sales and less than 11 times trailing earnings before interest, taxes, depreciation and amortization.”

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47. Fearon also stated that he believed that the growth potential of Caribou had not yet been realized and that he was:

“baffled by the board’s and management’s decision to sell the company without the benefit of engaging a qualified investment banker, who would market the company and manage an efficient auction process. Surely it would be in shareholders’ best interests to determine if other major strategic buyers—such as Starbucks, Green Mountain, Dunkin’ Brands, Krispy Kreme—had any interest in acquiring Caribou Coffee. One can only guess what kind of incentives Benckiser offered to our management team to consummate this deal.”

48. Further, the Proposed Transaction was driven by self-interested Individual Defendants and Caribou management who will receive Golden Parachute Compensation above that of Caribou’s shareholders when the Proposed Transaction closes. See Golden Parachute Compensation chart below.

Name	Cash ($)	Equity ($)(1)		Perquisites/ Benefits ($)(2)	Other ($)	Total ($)
Michael J. Tattersfield	1,228,699	8,863,184	(4)	22,667	—	10,114,550
Timothy J. Hennessy	535,498	1,913,329	(5)	14,864	—	2,463,691
Daniel J. Hurdle(6)	—	—		—	—	0
Alfredo V. Martel	252,446	1,006,233	(8)	—	—	1,258,679
Dan E. Lee	231,420	595,273	(9)	—	—	826,693
Executive officers who are not named executive officers as a group	490,406	491,968	(10)	—	—	982,374

49. The Individual Defendants and certain officers will be able to cash out an additional $9,276,175 in vested and unvested stock options as demonstrated by the table below as it appears in the Caribou’s Recommendation Statement:

	Number of Shares Underlying Option	Exercise Price/ Share ($)	Payment Upon Option Cancellation ($)
Michael J. Tattersfield	500,000	1.74	$7,130,000
	61,137	16.70	0
Timothy J. Hennessy	68,750	3.22	$878,625
Daniel J. Hurdle (1)	—	—	0
Alfredo V. Martel	42,500	1.91	$598,825
Dan E. Lee	1,250	2.54	$16,825
Karen McBride-Raffel	—	—	0
Leigh Anne Snider	—	—	0
Kip R. Caffey	10,000	14.00	$20,000
	5,000	7.24	$43,800
Sarah Palisi Chapin	10,000	6.00	$100,000
Wallace B. Doolin	10,000	14.00	$20,000
	5,000	7.24	$43,800
Gary Graves	10,000	14.00	$20,000
	20,000	2.78	$264,400
Charles H. Ogburn	—	—	0
Philip H. Sanford	10,000	2.01	$139,900
Total			9,276,175

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50. Thus, certain officers and directors are eligible to receive up to 52 weeks of base pay.

C.	The Preclusivc Deal Protection Devices

51. On December 16, 2012, Caribou filed a Form 8-K with the SEC wherein it disclosed the terms of the Merger Agreement. As part of the Merger Agreement, the Individual Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

52. First, the Merger Agreement contains a strict “no shop” provision prohibiting the members of Caribou’s Board from taking any affirmative action to comply with their fiduciary duties to maximize shareholder value, including soliciting alternative acquisition proposals or business combinations. The Merger Agreement also includes a strict “standstill” provision, which prohibits, except under extremely limited circumstances, the Defendants from even engaging in discussions or negotiations relating to proposals regarding alternative business combinations. In addition to the no shop and standstill provisions, the Merger Agreement includes a $10,380,000 termination fee that in combination will all but ensure that no competing offer will be forthcoming.

53. Specifically, §6.2(a) of the Merger Agreement includes a “no solicitation or negotiation” provision barring the Board and any Company personnel from initiating, soliciting, encouraging or facilitating any attempt to procure a price in excess of the amount offered by JAB. Section 5.2 of the Merger Agreement further demands that Caribou terminate any and all prior on-going discussions with other potential suitors.

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54. Similarly, §6.2(f) of the Merger Agreement provides a matching rights provision whereby the Company must notify JAB of any unsolicited competing bidder’s offer within 24 hours after receipt. Then, if and only if, the Board determines that the competing offer constitutes a “Superior Offer,” JAB is granted at least four business days (the “Notice Period”) to amend the terms of the Merger Agreement to make a counter-offer that the Company must consider in determining whether the competing bid still constitutes a “Superior Offer.” Moreover, JAB will be able to match the unsolicited offer because it will be granted unfettered access to the details of the unsolicited offer, in its entirety, eliminating any leverage that the Company has in receiving the unsolicited offer. Accordingly, the Merger Agreement unfairly assures that any “auction” will favor JAB and piggy-back upon the due diligence of the foreclosed alternative bidder.

55. In addition, the Merger Agreement provides that Caribou must pay JAB a termination fee of $10,380,000 if the Company decides to pursue another offer, thereby essentially requiring that the alternative bidder agree to pay a naked premium for the right to provide the shareholders with a superior proposal.

56. Ultimately, these preclusive deal protection devices illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited alternative acquisition proposal that constitutes, or would reasonably be expected to constitute, a superior proposal, are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions will foreclose the new bidder from providing the needed market check of JAB’s inadequate offer.

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57. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

D.	The Materially Misleading And/Or Incomplete Disclosure Documents

58. On December 21, 2012, the Company and JAB filed the Disclosure Documents with the SEC.

59. The Disclosure Documents fail to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby precluding the shareholders from making a fully informed decision regarding the tender of their shares.

60. For instance, the Recommendation Statement filed by the Company fails to disclose all of the underlying methodologies, key inputs and multiples relied upon and observed by Moelis & Company LLC (“Moelis”) and relied upon by the Board in recommending the Proposed Transaction to Caribou shareholders. In particular, the Recommendation Statement should provide inter alia, the following:

(a) In the Selected Public Companies Analysis, the criteria for selecting each of the eight companies and the rationale for applying reference ranges of 8.0x to 10.0x in the case of LTM EBITDA, 6.5x to 8.5x in the case of 2013E EBITDA and 18.0x to 22.0x in the case of 2013E P/E.

(b) In the Selected Precedent Transactions Analysis: (i) the rationale for reviewing transactions for the date ranges from April 1, 2010 - November 14, 2012; (ii) the basis for selecting the transactions used in the analysis; (iii) the rationale for excluding Peet’s Coffee & Tea (an acquisition made by JAB that is similar to the present transaction that included EBITDA multiples of 22.3x); and (iv) the rationale to apply a reference range of 7.5x to 9.5x to the Company’s adjusted EBITDA for the last twelve months in the analysis.

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(c) In the Discounted Cash Flow Analysis (“DCF analysis”): (i) how stock-based compensation expense was treated in the analysis (i.e. cash or non-cash expense); (ii) what inputs and assumptions Moelis used to derive the range of discount rates (10.5%-11.5%) used in the analysis; and (iii) the methodology for selecting terminal EBITDA value ranges of 8.0x to 9.0x used in the analysis.

61. The Recommendation Statement must disclose what specific services, if any, Moelis provided to JAB in the last two years and how much compensation was received for services rendered.

62. The Recommendation Statement discloses that Moelis performed services for Coty, Inc., an affiliate of JAB, on its acquisition of OPI Products, Inc., but the Recommendation Statement fails to disclose the amount of the fee.

63. The Recommendation Statement discloses financial projections provided by Caribou management and relied upon by Moelis for purposes of its analysis, for fiscal years 2012-2016, but must disclose the following items:

(a)	EBIT (or D&A)

(b)	Taxes (or tax rate)

(c)	Changes in net working capital

(d)	Capital expenditures

(e)	Stock-based compensation expense

(f)	After-tax unlevered free cash flows

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64. Additionally, the Background of the Offer section of the Recommendation Statement contains the following misrepresentations and omissions:

(a) The basis for retaining Moelis as the Company’s financial advisor to evaluate the Proposed Transaction;

(b) Whether the threat of JAB withdrawing its offer if the Company determined to seek proposals from other potential acquirers influenced Individual Defendants’ decision to perform no pre or post-market check for the Company;

(c) The basis for not considering alternative strategic transactions;

(d) The basis for the Board refusing to negotiate a “go shop” provision, especially without initiating a pre-market check; and

(e) The basis for the Board rejecting Moelis’s observation “that, in principle, a market check of other potential bidders by the Company would produce the best information for the Company’s Board about whether another party would be willing to pay a higher price for the Company than the JAB Group.”

65. Without disclosure of the above information in possession of the Defendants, Caribou shareholders will be unable to make an informed decision and will be harmed thereby in a manner for which there is no adequate remedy at law.

66. Accordingly, because the foregoing process and material misstatements and/or omissions represent a violation of state law, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders have and will continue to suffer absent judicial intervention.

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Hennepin County Civil, MN

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

67. Plaintiff repeats and realleges each allegation set forth herein.

68. The Individual Defendants have violated fiduciary duties of care, loyalty, candor and good faith owed to the public shareholders of Caribou.

69. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Caribou.

70. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Caribou because, among other reasons, they failed to take steps to maximize the value of Caribou to its public shareholders.

71. The Individual Defendants dominate and control the business and corporate affairs of Caribou and are in possession of private corporate information concerning Caribou’s assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Caribou which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing shareholder value.

72. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

73. Moreover, the Individual Defendants have failed to fully disclose to Plaintiff and the Class, and have caused Caribou to fail to fully disclose, all material information necessary to make an informed decision regarding the Proposed Transaction.

74. As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Caribou’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

Filed in Fourth Judicial District Court

12/28/2012 11:48:57 AM

Hennepin County Civil, MN

75. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

76. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

On Behalf of Plaintiff and the Class

Against JAB and Merger Sub for Aiding and Abetting the

Individual Defendants’ Breach of Fiduciary Duty

77. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

78. JAB and Merger Sub (“the Entities”) have acted and is acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Caribou’s public shareholders and have participated in such breaches of fiduciary duties.

79. The Entities knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, the Entities rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

80. Plaintiff has no adequate remedy at law.

Filed in Fourth Judicial District Court

12/28/2012 11:48:57 AM

Hennepin County Civil, MN

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in their favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representatives;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;

C. Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants’ wrongdoing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

Filed in Fourth Judicial District Court

12/28/2012 11:48:57 AM

Hennepin County Civil, MN

F. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: December 28, 2012	LOCKRIDGE GRINDAL NAUEN P.L.L.P.

	By:	/s/ Vernon J. Vander Weide
Vernon J. Vander Weide
100 Washington Avenue South, Suite 2200
Minneapolis, MN 55401
Tel.: (612) 339-6900

OF COUNSEL:

FARUQI & FARUQI, LLP

Juan E. Monteverde

369 Lexington Avenue, 10th Fl.

New York, NY 10017

Tel.: (212) 983-9330

Fax: (212) 983-9331

ACKNOWLEDGEMENT

The undersigned hereby acknowledges that sanctions, including costs, disbursements and reasonable attorney fees may be awarded pursuant to Minn. Stat. § 549.211 to the party against whom the allegations in this pleading are asserted.

/s/ Vernon J. Vander Weide
Vernon J. Vander Weide (No. 112173)